Altitude Acquisition Corp.

400 Perimeter Center Terrace Suite 151

Atlanta, Georgia 30346

December 7, 2020

VIA EDGAR

Irene Barberena-Meissner

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Altitude Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed September 25, 2020
File No. 333- 249071

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Altitude Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on December 8, 2020, or as soon thereafter as practicable.

Please call Jessica Chen of White & Case LLP at (212) 819-8503 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

ALTITUDE ACQUISITION CORP.

By:	/s/ Gary Teplis
Name:	Gary Teplis
Title:	President and Chief Executive Officer

cc:	Jessica Chen, White & Case LLP